Pricing Term Sheet
Dated January 10, 2006
Registration Statement No. 333-81278
Rule 433
PRICING TERM SHEET
Underwriting Agreement dated January 10, 2006

Representative(s):	Banc of America Securities LLC Citigroup Global Markets Inc.

Designation:	5.625% Senior Notes due 2016

Principal Amount:	$300,000,000

Maturity:	January 15, 2016

Interest:	5.625%, payable semiannually on January 15 and July 15 of each year, commencing July 15, 2006.

Make Whole Call:	Treasury Rate plus 25 basis points.

Public Offering Price:	99.81% of the principal amount thereof.

Designation:	Series A Floating Rate Senior Notes due 2010

Principal Amount:	$100,000,000

Maturity:	January 15, 2010

Interest:	Floating rate based on the three-month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement dated January 10, 2006) plus 0.45%; reset quarterly, and payable quarterly on January 15, April 15, July 15 and October 15, commencing April 15, 2006.

Redemption Terms:	On or after January 15, 2008 at par.

Public Offering Price:	100% of the principal amount thereof.

Settlement:	January 13, 2006
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-800-294-1322 or 1-800-248-3580, or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.